UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14f OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

ORGANIC SPICE IMPORTS, INC.
(Exact Name of Registrant as Specified in its Corporate Charter)

Delaware	000-54341	45-1545032
(State or other jurisdiction of incorporation or organization)	Commission File No.	(IRS Employer Identification No.)

7910 Ivanhoe Ave. #414
La Jolla, California 92037
(Address of Principal Executive Offices)

(858) 459-1133
(Issuer’s Telephone Number)

Approximate Date of Mailing: February 21, 2012

ORGANIC SPICE IMPORTS, INC.
7910 Ivanhoe Ave. #414
La Jolla, California 92037

INFORMATION STATEMENT
PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of February 10, 2012 of the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of Organic Spice Imports, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the acquisition of securities of the Company consisting of an aggregate of eleven million fifty thousand (11,050,000) shares of common stock (the "Shares") and warrants to purchase five million shares of common stock (the "Warrants") of the Company from the Selling Stockholders (as defined below) for an aggregate purchase price of two hundred ninety-five thousand dollars ($295,000) (the "Purchase Price") pursuant to the terms and conditions of an Amended and Restated Agreement for the Purchase of Common Stock and Warrants, dated January 13, 2012 and amended on January 20, 2012 (the "Purchase Agreement") by and among Daniel C. Masters (the "Masters"), as representative for certain selling stockholders (each a "Seller" and collectively, the "Selling Stockholders"), X-Factor Communications, LLC ("X-Factor") and those certain purchaser signatories thereto (collectively, the "Buyers").  In accordance with the terms of the Purchase Agreement, the Buyers have delivered the Purchase Price as follows (1) $75,000 to X-Factor as reimbursement for the payment of the deposit amount advanced to the Selling Stockholders and (2) $220,000, representing the balance of the Purchase Price, to the Selling Stockholders.  The closing of the transactions contemplated by the Purchase Agreement (the "Closing") occurred on February 10, 2012, at which time the Buyers acquired the Shares, constituting approximately 98.8% of the issued and outstanding common stock of the Company, and the Warrants.

Effective immediately upon the Closing, Masters resigned as Secretary and Treasurer of the Company, Ali Balaban  resigned as President and a director of the Company and Charles Saracino was appointed to serve as a director and as Chief Executive Officer, President, Treasurer and Secretary effective immediately upon the Closing. Masters and Dinesh Perera have each resigned as a director of the Company effective ten (10) days following the filing of this Information Statement with the Securities and Exchange Commission and the mailing of it to our stockholders of record as the Record Date (the "Effective Date").  This Information Statement will be first mailed to the Company’s stockholders of record on or about February 22, 2012.

No action is required by the stockholders of the Company in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).  Accordingly, the change in a majority of the Company’s directors as described in the paragraph above will not occur until the Effective Date.

Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the transactions set forth in the Purchase Agreement. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US
A PROXY.
NO VOTE OR OTHER ACTION BY THE
COMPANY’S STOCKHOLDERS
IS REQUIRED IN RESPONSE TO THIS
INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

Upon the Closing of the Purchase Agreement, the Buyers  acquired the Shares constituting over 98% of the issued and outstanding Common Stock of the Company along with the Warrants for an aggregate purchase price equal to $295,000 (the "Purchase Price").  Under the terms of the Purchase Agreement, the Buyers  acquired from the Selling Stockholders:

•	10,00,000 shares of restricted Common Stock;
•	1,050,000 shares of unrestricted Common Stock;
•	Class A Warrants to purchase 1,000,0000 shares of Common Stock at an exercise price of $3.00 per share;
•	Class B Warrants to purchase 1,000,0000 shares of Common Stock at an exercise price of $4.00 per share;
•	Class C Warrants to purchase 1,000,0000 shares of Common Stock at an exercise price of $5.00 per share;
•	Class D Warrants to purchase 1,000,0000 shares of Common Stock at an exercise price of $6.00 per share; and
•	Class E Warrants to purchase 1,000,0000 shares of Common Stock at an exercise price of $7.00 per share;

As a result of the Purchase Agreement, the Buyers  own approximately 98.8% of the issued and outstanding Common Stock of the Company, without taking into account the shares of Common Stock underlying the Warrants. The pre-existing stockholders of the Company  own approximately 1.2% of the Company’s issued and outstanding Common Stock after the Closing without taking into account the shares of Common Stock underlying the Warrants.

 Effective upon the Closing, Ali Balaban, our President and a director, and Daniel C. Masters, our Secretary, Treasurer and a director,  each resigned from all executive officer positions held with the Company. In addition, Mr. Balaban  resigned as a director of the Company, effective immediately upon the Closing.  Daniel Masters and Dinesh Perera  have each resigned as a director of the Company effective as of the Effective Date.  Upon the Closing, Charles Saracino was appointed to serve as Chief Executive Officer, President, Treasurer and Secretary and a  director.  The Closing  resulted in a change in control of the Company and will result in a change in a majority of the directors of the Company on the Effective Date.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of Common Stock entitles the holder thereof to one vote.  There are 11,180,000 shares of Common Stock issued and outstanding and no shares of any other voting or non-voting class or series of capital stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
AFTER THE CLOSING OF THE PURCHASE AGREEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately after the Closing by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of the named executive officers and directors; and (iii) all of our current officers and directors as a group.

11,180,000 shares of Common Stock are issued and outstanding.  Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. The address with respect to each of the individuals listed below is 3 Empire Blvd., 5th Floor, South Hackensack, NJ 07606, which is the address of the Company.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors and Executive Officers
Charles Saracino Chief Executive Officer, President, Treasurer, Secretary and director 3 Empire Blvd., 5th Floor South Hackensack, NJ 07606	_	_
5% Beneficial Owners
Peter Quigley	5,440,678(1)	42.26%
Randle Kenilworth	5,440,678(2)	42.26%
Donald Wright	5,168,644(3)	40.41%
All Officers and Directors as a group (1 person)	_	_

_______________________________
(1)     Includes 3,745,762 shares of Common Stock and Warrants to purchase 1,694,916 shares of Common Stock.
(2)     Includes 3,745,763 shares of Common Stock and Warrants to purchase 1,694,915 shares of Common Stock.
(3)   Includes 3,558,475 shares of Common Stock and Warrants to purchase 1,610,169 shares of Common Stock.

Changes in Control

The Company’s business plan includes seeking a target company in order to complete a business combination.  In connection with such business combination we anticipate that a further change in control will occur if and when we engage in a business combination.  As of the date of this filing, while it is anticipated that the Company will complete a reverse merger or other business combination transaction with X-Factor, the Company has not entered into any definitive agreement or arrangement with X-Factor in connection with such a transaction.  Except as otherwise described herein with respect to X-Factor, to the knowledge of the management of the Company, there are currently no arrangements, plans or agreements the operation of which may at a subsequent date result in a change in control of the Company.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

In accordance with the terms of the Purchase Agreement, at  the Closing,  Mr. Balaban  resigned from all officer and director positions held with the Company effective immediately upon the Closing. In addition, on the Closing Date, Daniel Masters resigned from all officer positions.  Mr. Masters and Dinesh Perera each resigned as a director of the Company  effective on the Effective Date.  In addition, on the Closing Date,  the board  appointed Charles Saracino to serve as Chief Executive Officer, President, Treasurer, Secretary and a director of the Company.

EXECUTIVE OFFICERS AND DIRECTORS AS OF THE EFFECTIVE DATE

The following table sets forth certain information regarding the Company’s proposed directors and executive officers as of the Effective Date.

Name	Age	Position

Charles Saracino	54	Chief Executive Officer, President, Treasurer, Secretary and a director.

Charles Saracino, age 54, Chief Executive Officer, President, Treasurer,  Secretary and a director immediately upon the Closing.  Mr. Saracino’s entrepreneurial career of 26 years has spanned television, corporate and Internet broadcast services as well as digital media software and creative services.  Mr. Saracino has served as the President and Chief Executive Officer of X-Factor since its founding in May 2005.  X-Factor was formed as a spin-off from Intellispace Inc., an Internet service provider where Mr. Saracino served as VP and General Manager of Intellispace’s newly formed Media Services division from October 2003 to the founding of X-Factor LLC in May 2005. Prior to joining Intellispace Inc, Mr. Saracino founded MediaOnDemand.com ("MOD") in 1992 and led the company as its President and Chief Executive Officer from inception to 2002 when the company was sold to a public company, Visual Data Corp of Pompano Beach, Florida. Prior to founding MOD in 1992, Mr. Saracino co-founded Waterfront Communications Corp. (WCC) and served as its Executive Vice President/General Manager from 1985 to 1992, where he was instrumental in creating the first successful switched video broadcast network to incorporate fiber optic, satellite and microwave technologies. Following the sale of Waterfront to Video Services Corporation ("VSC") sale in 1989, until 1992, Mr. Saracino was retained under contract with VSC as General Manager and to manage new business development.  Mr. Saracino was appointed to serve as a director of the Company because his experience and affiliation with X-Factor will be beneficial to the Company in connection with the Company's future business plan.

Except as described herein, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships between our directors and executive officers.

Involvement in Certain Legal Proceedings

None of our designated directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

To the best of our knowledge, none of our designated directors or designated officers, and no person who will be the owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since April 1, 2010 through the date of this Information Statement in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

In connection with the Purchase Agreement, the Company and Retail Spicy Gourmet, Inc. ("RSG"), of which one of our directors, Dinesh Perera, is the President, entered into a General Assignment and Assumption Agreement (the "Assignment Agreement").  Pursuant to the Assignment Agreement, the Company agreed to transfer to RSG any and all rights which the Company may have to sell spices and related products as set forth in the Bankruptcy Plan of Spicy Gourmet Organics, Inc. (the "Plan"), and RSG agreed to assume any and all liabilities of the Company preceding the date of the Assignment Agreement, including but not limited to, the Company's obligation under the Plan to distribute 25% of its gross profits derived from all sales of spices and related products to certain creditors as set forth in the Plan (the "Obligations").  In addition, pursuant to the Assignment Agreement, Mr.  Perera agreed to indemnify the Company and any current and future officers, directors, employees, stockholders, subsidiaries, agents, representatives, successors and assigns of the Company (each, an "Indemnified Party"), from and against any and all  losses, claims,  damages, charges,  costs or expenses incurred by an Indemnified Party in connection with the Obligations.

Mr. Balaban and Mr. Masters  have advanced funds necessary for the Company to comply with its reporting obligations under Securities Exchange Act of 1934, as amended. All advances have been interest-free and there is no contractual obligation that required these two prior officers to provide these funds.  As of December 31, 2011, Mr. Balaban and Mr. Masters have advanced an aggregate of $4,276 to the Company.

As of the date hereof, the Company has not established any policies or procedures for the review, approval or ratification of any related party transactions, except that such transactions shall be approved by the board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended March 31, 2011 the Company believes that the following persons have failed to comply with Section 16 filing requirements during such fiscal year:

Name of Beneficial Owner	No. of Transactions	Forms Failed to File
Ali Balaban	1	Form 3
Daniel C. Masters	1	Form 3
Dinesh Perera	1	Form 3

CORPORATE GOVERNANCE

Director Independence

The Company is not an issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Under NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition, Charles Saracino, an  officer and director, is not considered independent.

Board Meetings and Stockholder Communications.

Our board of directors conducted all of its business and approved all corporate action through the date of this filing by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices.  The Company has not yet established a policy with respect to board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions and we do not have procedures for submitting stockholder nominations to the Board because three stockholders own  a majority of the voting securities of the Company.  Immediately following the Closing, it is anticipated that this structure will remain in place.  Eventually, the Board will review the advisability of establishing audit, compensation and nominating committees composed primarily of independent directors to perform the functions normally performed by such groups.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. Because only three stockholders hold over 98% of our common stock, the Board of Directors has not adopted a policy or procedure for stockholders to submit recommendations or nominations for directors. Furthermore, our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

At the Effective Date, Mr. Saracino is our sole director and our Chief Executive Officer and President.  We believe it is appropriate for Mr. Saracino to take these leadership positions because the Company is currently a "blank check" company with no specific business plan or purposes, except to engage in a merger or other acquisition.  Our Board of Directors recognizes that the leadership structure and combination or separation of the chief executive and board roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Responsibility for managing risk will rest with executive management while the Board of Directors will participate in the oversight of the process. At this time, because Mr. Saracino is both the sole director and the Company's only officer and because the Company is currently a blank check company, the responsibility for identifying, assessing and managing risk will rest with Mr. Saracino.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation —Fiscal Year Ended March 31, 2011

None of the Company’s officers and directors received any compensation during the fiscal year ended March 31, 2011 through the date of this filing. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity, although we may choose to adopt a policy in the future.

Employment Agreements

We have no employment agreements with any of our executive officers.

Equity Compensation Plans

We do not have any equity incentive plans.

Grants of Plan-Based Awards in the Fiscal Years Ended March 31, 2011

There were no option grants issued in the fiscal years ended March 31, 2011.

Outstanding Equity Awards at March 31, 2011

There were no option exercises or options outstanding as of the fiscal year ended March 31, 2011.

Option Exercises  and Stock Vested in the Fiscal Year Ended March 31, 2011

There were no option exercises or stock vested the fiscal year ended March 31, 2011.

Pension Benefits at March 31, 2011

There were no pension benefit plans in effect at March 31, 2011.

Nonqualified defined contribution and other nonqualified deferred compensation plans

There were no nonqualified defined contribution or other nonqualified deferred compensation plans in effect at March 31, 2011.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Organic Spice Imports, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 22, 2012
ORGANIC SPICE IMPORTS, INC.

By:/s/ Charles Saracino
Charles Saracino